UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Aerkomm Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00774B 208
(CUSIP Number)

World Praise Limited Vistra Corporation Services Center, Ground Floor NFP Building, Beach Road, Apia, Samoa Attention: Leroy Yau +886-2-5578-7366
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	00774B 208

1	NAME OF REPORTING PERSON World Praise Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Samoa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,862,200(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,862,200(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,200(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1%(1)(2)
14	TYPE OF REPORTING PERSON
IV

(1)	Represents 3,862,200 shares of common stock, par value $0.001 per share (“Common Stock”), of Aerkomm Inc. (the “Issuer”) held by World Praise Limited (“WPL”), which may be issued by conversion of the borrowed principal issued as evidenced by a convertible bond, dated December 7, 2022 (the “Bond”), under the Investment Conversion and Bond Purchase Agreement, dated December 7, 2022 (the “Agreement”), at the option of WPL at any time while the Bond is outstanding at a conversion price equal to $6.00 per share of Common Stock. WPL is controlled by its largest shareholder and director, Mr. Leroy Yau.

(2)	The percentages reported in this Schedule 13D are based upon 9,869,165 shares of Common Stock issued and outstanding as of December 7, 2022 (according to the Agreement as filed by the Issuer with the Securities and Exchange Commission (“SEC”) on December 7, 2022).

CUSIP No.	00774B 208

1	NAME OF REPORTING PERSON Leroy Yau
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,862,200 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,862,200 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.1(1)(2)
14	TYPE OF REPORTING PERSON
IN

(1)	WPL is controlled by its largest shareholder and director, Mr. Leroy Yau.

(2)	The percentages reported in this Schedule 13D are based upon 9,869,165 shares of Common Stock issued and outstanding as of December 7, 2022 (according to the Agreement as filed by the Issuer with the SEC on December 7, 2022).

EXPLANATORY NOTE

Introduction

This Schedule 13D (this “Schedule 13D”) is filed with the SEC on behalf of WPL and Leroy Yau (collectively, the “Reporting Persons”) relating to the Common Stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer, whose principal executive offices are located at 44043 Fremont Blvd., Freemont, California 94538.

Item 2. Identity and Background

(a), (b), (c) and (f). This statement is filed by:

(i) WPL, whose principal executive offices are located at Vistra Corporation Services Center, Ground Floor NFP Building, Beach Road, Apia, Samoa. The principal business of WPL is investing in securities. WPL is a Samoa registered company.

(ii) Leroy Yau, whose principal business address is Unit 1601, Block A, Villa Rocha, Happy Valley, Hong Kong. Mr. Yau’s principal occupation is serving as an independent consultant and investing in securities. Mr. Yau is a citizen of Hong Kong.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Item 6 and Item 7 is incorporated by reference herein.

Item 4. Purpose of the Transaction

The information set forth in Item 6 and Item 7 is incorporated by reference herein.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Common Stock owned by the Reporting Persons was acquired for investment purposes. The Reporting Persons may make further acquisitions of Common Stock and, may dispose of any or all of the Common Stock held by the Reporting Persons from time to time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.

Item 5. Interest in Securities of the Issuer

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentage reported in this Schedule 13D is based upon 9,869,165 shares of Common Stock outstanding as of December 7, 2022 according to the Agreement as filed by the Issuer with the SEC on December 7, 2022.

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The information set forth in Item 6 and Item 7 is incorporated by reference herein. Except as described above, the Reporting Persons have not engaged in any transactions with respect to the Issuer’s Common Stock in the past 60 days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 7, 2022, the Issuer entered into the Agreement with WPL. Pursuant to the terms of the Agreement, (i) a subscription for the Common Stock of the Issuer in the amount of $3,175,200 which was entered into between WPL and the Issuer on June 28, 2022 and funded (the “June Subscription”), (ii) a subscription for the Common Stock of the Issuer in the amount of $5,674,000 which was entered into between WPL and the Issuer on September 15, 2022 and funded (the “September Subscription”), and (iii) a subscription for the capital stock of MEPA Labs, Inc.(“MEPA”), a wholly owned subsidiary of the Issuer, in the amount of $4,324,000 which was entered into between MEPA and WPL on June 28, 2022 and funded (the “MEPA Subscription, and together with the June Subscription and the September Subscription, the “WPL Investments”), the WPL Investments in the aggregate totaling $13,173,200, were converted into loans to the Issuer evidenced by the Bond of the Issuer in favor of WPL and dated December 7, 2022.

In addition, and as indicated in the Agreement, WPL agreed to lend an additional $10,000,000 to the Issuer under the Bond (the “New Loan”) and to cap the aggregate amount of loans to the Issuer under the Bond, including the New Loan, the WPL Investments and any future advances under the Bond, at $30,000,000.

The Bond allows for loans to the Issuer up to an aggregate principal amount of $30,000,000 and acknowledges an aggregate principal amount of $23,173,200 in loans under the Bond outstanding as of December 7, 2022. The Bond carries an annual interest rate of four percent (4%) which is due and payable, along with the then principal amount outstanding, on the Bond maturity date, December 7, 2024. The Bond is pre-payable in whole or in part at any time without penalty, on five days’ prior written notice to WPL. In the event of a change of control of the Issuer (as that term is defined in the Bond), the Bond shall become immediately payable in full. The Bond, along with accrued interest, is convertible in whole or in part by WPL at any time into shares of Common Stock of the Issuer at a conversion price of $6.00 per share.

The description of the Agreement and the Bond is qualified in its entirety by reference to the full text of such documents, copies of which were filed as Exhibits 10.1 and 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 7, 2022 and is incorporated by reference herein as Exhibits 10.1 and 10.2

Item 7. Materials to be Filed as Exhibits:

Exhibit No.	Description
10.1	Investment Conversion and Bond Purchase Agreement dated December 7, 2022 by and between Aerkomm Inc. and World Praise Limited (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2022).
10.2	Convertible Bond dated December 7, 2022 (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 7, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2023

WORLD PRAISE LIMITED

By:	/s/ Leroy Yau
Name:	Leroy Yau
Title:	Director

/s/ Leroy Yau
Leroy Yau